FORM 6-K /A

Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 3 , 2005
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with12g3-2(b): N/A.

Nova Measuring Instruments Ltd. hereby amends and restates the body of its Report of Foreign Private Issuer furnished on August 25, 2005 to read in its entirety as follows:

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting and attached hereto as Exhibit 99.2 and incorporated by way of reference herein is the Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Dror David —————————————— Dror David VP of Resources & Company Secretary

Exhibit Index

Exhibit 99.1:	Notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Exhibit 99.2:	Notice of Annual General Meeting of Shareholders and Proxy Statement.

Rehovoth, Israel, August 16, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) (the “Company”), announces that on August 3, 2005, its Board of Directors has resolved that its annual general shareholders’ meeting (the “Meeting”) is to be held September 29, 2005 at 17:00 (local time) at the Company’s registered offices.

Items on the agenda are as follows:

(i)	to review and discuss the Company’s audited financial statements for the year ended on December 31, 2004;
(ii)	to elect seven directors to the Company’s Board of Directors, none of which is to serve as external directors and to elect one external Director to the Company’s Board of Directors;
(iii)	to reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2005 and to authorize the Audit Committee to fix the remuneration of the independent auditors;
(iv)	to amend the terms of Stock Option Plans 6, 7, 7A, 7B and 7C
(v)	To grant options to the Company’s directors and external directors
(vi)	Further to the resolution to approve acceleration of unvested options with respect to Company employees, to allow the Board of Directors to accelerate unvested options previously granted to directors of the Company under Stock Option Plans 6, 7, 7A, 7B;
(vii)	To approve the terms of the Company’s Stock Option Plan 8;
(viii)	To approve the continuation of the terms of indemnification of and insurance for the directors and officers of the Company; and
(ix)	To approve the extension of the period in which Dr. Holland may exercise her Options to 180 days, from the date of termination of Dr. Holland’s tenure as a director and external director.
(x)	To transact such other business as may properly come before the Annual General Meeting of Shareholders or at any adjournment thereof.

Shareholders of record as of the close of business on August 26, 2005 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) — 2000, as proof of ownership of the Shares.

        Other than with respect to nomination of an external director (as detailed in item 2), all resolutions require the affirmative majority of fifty percent (50%) of the total number of votes at the meeting present in person or represented by proxy. The nomination of an external director requires the affirmative vote of a majority of the shares attending in person or voting by proxy and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of his election (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the election has not exceeded 1% of the Company’s voting rights.

Proxy materials shall be published beginning September 7th, 2005 and such materials shall be available after that date upon request from Dror David, via telephone number 972-8-9387505.